EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 to be filed with the Securities and Exchange Commission on July 18, 2011) and related Prospectus of Cooper-Standard Holdings Inc. for the registration of common stock, 7% cumulative participating convertible preferred stock, and warrants to purchase shares of common stock and to the incorporation by reference therein of our reports dated March 21, 2011, with respect to the consolidated financial statements and schedule of Cooper-Standard Holdings Inc. and the effectiveness of internal control over financial reporting of Cooper-Standard Holdings Inc. included in its Annual Report (Form 10K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Detroit, Michigan

July 13, 2011